SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1. Official notice dated December 28, 2010.

Madrid, December 28th 2010

REPSOL SUCCESSFULLY COMPLETES THE CAPITAL INCREASE

IN BRAZIL, SUBSCRIBED IN ITS ENTIRETY BY SINOPEC

•	Antonio Brufau: With this transaction, concluded in a short time, we have created one of Latin America’s largest energy companies, in one of the countries with greatest economic push in the world.

•	The Shareholders’ Meeting of Repsol Brazil, held today in Rio de Janeiro (Brazil) approved a capital increase worth $7.1 billion, subscribed in its entirety by Sinopec.

•	Repsol holds 60% of the share capital of the Brazilian company and Sinopec the remaining 40%. These shareholdings are reflected in the composition of the Board of Directors and company management.

•	The Board of Directors will be chaired by Nemesio Fernandez-Cuesta and, Graciano Rodriguez Mateos will continue as Chief Executive Officer (CEO).

•	This transaction generates for Repsol an accounting capital gain of $3.8 billion.

•

The funds generated by this transaction ensure the necessary investments for the development of the Brazilian offshore assets, which include some of the world’s largest exploratory discoveries such as Guara and Carioca.

•

“This agreement becomes a milestone in the development of Repsol’s exploratory strategy and is a good value reflection of our commitment in Brazil, with a great industrial partner as is Sinopec”, said Repsol Chairman, Antonio Brufau.

Repsol and Sinopec today successfully closed the agreement reached in October to jointly develop the exploration and production of its Brazil offshore assets and to create one of the Latin America’s largest private energy companies.

After obtaining the necessary authorizations from the authorities of the People’s Republic of China, Sinopec has subscribed in its entirety for a capital increase of Repsol Brazil of $7.1 billion, which has resulted in a company valued at $17.8 billion.

After completing this transaction in the shareholders’ meeting held today in Rio de Janeiro, Repsol holds 60% of the shares of Repsol Brazil while Sinopec holds the remaining 40%. These shareholdings are reflected in the composition of the Board of Directors of the company, made up by 10 members and chaired by Nemesio Fernandez-Cuesta, Repsol YPF’s Executive Managing Director of Upstream.

Both companies have signed a shareholders’ agreement to jointly develop the current exploration and production businesses in Brazil, bringing together the necessary resources and sharing certain operational and financial strategic decisions.

In order to determine the results of this transaction in its consolidated financial statements, Repsol has applied the criteria laid out in NIC 31. This has resulted in a capital gain of $3.8 billion corresponding to 40% of the value assigned to Repsol’s assets in Brazil, after reducing their book value.

The injection of funds by Sinopec in this transaction will allow Repsol Sinopec Brazil to fully develop all of its current projects, which include some of the world’s largest exploratory discoveries in recent years. Brazil’s Offshore boasts one of the world’s fastest-growing oil and gas reserves.

The agreement between Repsol and Sinopec highlights the enormous international interest in the pre-salt exploration and production activity led by Petrobras, where Repsol Brazil has a very high profile due to the quality of its assets in that area.

Both Repsol and Sinopec will continue their expansion plans in Brazil and will participate, jointly or independently, in future bids in Brazil.

Antonio Brufau said, “This agreement becomes a milestone in the development of Repsol’s exploratory strategy and is a good value reflection of our commitment in Brazil, with a great industrial partner as is Sinopec”.

2

Su Shulin Sinopec Chairman	Antonio Brufau Repsol Chairman

Repsol and Sinopec Exploration and production assets in Brazil

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 28th, 2010	By:	/S/ IÑIGO ALONSO DE NORIEGA
	Name:	Iñigo Alonso de Noriega
	Title:	Corporate Governance Director